Exhibit A
June 28, 2022
Mr. Zohar Zisapel, Chairman of the Board
Mr. Doron Arazi, Chief Executive Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
Gentlemen:
As you are aware, we have sought to engage with you on numerous occasions over the past year in a constructive dialogue about Aviat acquiring all of the outstanding shares of Ceragon at a meaningful premium for Ceragon shareholders. Our Board of Directors has spent considerable time analyzing the benefits of this combination and is unanimous in its belief that such a transaction has clear strategic and financial merits and creates a compelling opportunity to deliver meaningful near- and long-term value for shareholders of both companies.

We are surprised and disappointed by your rejection of our April proposal to acquire Ceragon for $2.80 per share in cash, which represents a significant 51% premium to Ceragon’s 60-day volume-weighted average share price of $1.85 as of June 24, 2022 and a 34% premium to Ceragon shareholders based on the closing price on June 27, 2022 of $2.09. When you rejected our initial November 21, 2021 proposal to acquire Ceragon for $3.25 per share in cash, your stated view was that our proposal was inadequate and that external factors and yet-to-be-made-public internal initiatives were impacting your short-term market price. Your stock price performance in the seven and a half months since we made our initial proposal to you contradicts such a view. Indeed, here is a graph showing your stock performance since our initial offer, which shows a steady decline:

Additionally, you have consistently refused to even engage with us unless we obtained financing commitments and unless we agreed that Aviat would pay you a substantial break-up fee if we abandoned the transaction. In response, we provided you with copies of highly confident letters from three well-regarded financial institutions and agreed that we would have binding commitment letters in place prior to signing. To address your request on a break-up fee, we provided you with a detailed framework as to how the transaction would be structured, including noting that we would be willing to structure our transaction so that Aviat would pay a

Exhibit A
termination fee in the unlikely event that, despite the binding commitments, we were unable to consummate the transaction due to the failure of our financing.

Last week, our Chairman and I traveled to Israel to meet with you in person in the hopes of engaging constructively with you to find a mutually beneficial transaction. However, you refused to engage in price discussions, except to advise that you had not engaged a financial advisor, and estimated it would take you at least two months to thoroughly analyze our proposal. Rather than engaging with us, you once again insisted on fully committed financing and stated that Aviat would have to agree to pay a break-up fee if the transaction failed to close for any reason that was not Ceragon’s “fault.” You further advised that the Aviat break-up fee you were seeking should be equal to the difference between the purchase price and your current trading price, which at the time translated to an outrageous ~$60 million on a $235 million transaction, or roughly 25%. You also advised us that if Ceragon were to be presented with a superior bid, Ceragon should be permitted to terminate the agreement with Aviat without the payment of a termination fee, which is contrary to market practice in such cases. We believe your shareholders would agree that requiring such unorthodox and off-market provisions as obstacles to discussions and due diligence are not the sort of actions that fiduciaries trying to maximize shareholder value would take when being offered a 51% premium acquisition proposal.

Consequently, we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public. Given the substantial premium represented by our proposal and the unique benefits of a combination with Aviat, we are confident that Ceragon’s shareholders will enthusiastically embrace our proposal. We also want Ceragon’s shareholders to rest assured that we will have committed and binding financing prior to signing the transaction agreement and we intend for this transaction to be based on market precedents, including with respect to the parties’ respective remedies if the transaction is terminated.
We believe that a combination of our two companies would create a leading wireless transport specialist with the scale and expertise to deliver superior performance to customers and shareholders. By combining our businesses, we can further improve our supply chain sourcing, increase operational efficiency, and realize meaningful cost savings. Additionally, Ceragon’s customer base and geographic exposure is highly complementary to Aviat’s. Together, we can deliver a valuable set of technological expertise and product breadth to customers around the world.
Absent this combination, we doubt that Ceragon’s stock and business performance will meaningfully change in the near-term. Ceragon’s current product offering lacks meaningful technological differentiation, and even in areas where Ceragon does have differentiation, the company lacks the management competence to extract value. The company’s gross margin has declined from 34% in calendar year 2019 to 30% over the last twelve months. Additionally, Ceragon’s next generation chip has been delayed, and given the supply challenges in the chip space, we see no reason to believe why this product won’t continue to slip in its delivery to the market. Aviat’s next generation System on Chip (partnership with MaxLinear) is based on a newer generation of technology than Ceragon’s chip and we believe will offer significant differentiation. Ceragon’s chip development strategy is destroying value to shareholders and will offer no technological advantage to customers in the medium to long-term. Without our offer for and stewardship of Ceragon’s business, we do not expect to see significant change in the company’s stock performance nor its operating results.
Accordingly, we believe our all-cash proposal provides Ceragon shareholders with compelling, immediate and certain value, which is substantially in excess of the value that would be generated for Ceragon shareholders if Ceragon were to remain a stand-alone entity. In addition, we remain open to offering a portion of the consideration in Aviat stock should you wish to provide the opportunity for your shareholders to share in the upside potential of the combined

Exhibit A
company. We believe that Ceragon shareholders would appreciate the strategic and financial logic of the combination and the opportunity to participate in its future.
In connection with delivering this proposal, we advise you that we have acquired 4,233,757 shares of Ceragon, which represents approximately 5.04% of the outstanding shares. As a larger than 5% holder, we are requesting that Ceragon call an extraordinary general meeting of its shareholders for the purposes of increasing the size of the Ceragon board to nine, electing our proposed independent nominees to those seats, and removing and replacing three of Ceragon’s current directors with our proposed nominees. Based on your response to our proposals to date, we believe the time has come for new board leadership that would evaluate our proposal and negotiate for the best outcome for Ceragon’s shareholders.
As we have reiterated to you several times, we are committed to a transaction with Ceragon. In connection with this transaction, we have engaged Vinson & Elkins LLP and Meitar as our legal advisors, and Okapi Partners as our proxy solicitor. We stand ready to discuss next steps towards a mutually beneficial negotiated transaction with you, as well as your independent financial and legal advisors. As we have stressed throughout the last year, we very much prefer to negotiate a transaction with Ceragon on a friendly basis, whether with you or with a revised board, but are prepared to take all steps necessary to pursue this transaction on an expedited basis.

Sincerely,
Aviat Networks
President and Chief Executive Officer